United States securities and exchange commission logo





                             July 24, 2023

       Scott Long
       Chief Executive Officer
       NileBuilt Corp. / WY
       2701 E. Grauwyler Rd.
       Building 1, DPT#1075
       Irving, TX 75061

                                                        Re: NileBuilt Corp. /
WY
                                                            Offering Statement
on Form 1-A
                                                            Filed June 27, 2023
                                                            File No. 024-12287

       Dear Scott Long:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A

       Cover Page

   1. Your disclosure on the cover page and throughout the filing says that the offering is being made on a "best
efforts" basis, and there is no minimum amount and no provision to escrow or return funds
to investors if the minimum is not sold. However, you also state
                                                        that    [t]he Company
must raise $250,000.00 before breaking impounds.    Please reconcile
                                                        these statements.
       Summary Information, page 3

   2. Please revise your disclosure here and throughout your offering statement, including the business section and
MD&A, to provide a clear description of the current status of your operations. We note
your website indicates that you have acquired properties and
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FirstName  LastNameScott Long
NileBuilt Corp. / WY
Comapany
July       NameNileBuilt Corp. / WY
     24, 2023
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         commenced operations.
3. In the summary and in the risk factor on page 6, disclose the percentage of your company beneficially owned by your officers reflecting the percentage of pre- and post-
         offering total voting power held by each person. Disclose in the summary the risks associated with being a controlled corporation.
4. Revise the summary to highlight the risk that you have no plans to apply to list the shares on any public trading market before the offer closes, and you may never apply for a listing. Highlight the risk that once investors commit to purchase shares, there may never be a market to sell all or any portion of them.
Dilution, page 19

5. Please provide the dilution disclosure required by Item 4 of Part II of Form 1-A or tell us why this disclosure is not necessary.
How to Subscribe, page 21

6. Please revise to provide additional information about your investment platform and its operating status. In addition, please disclose the regulatory status of the platform. In this respect, please clarify if the platform is seeking regulatory approval to operate as an
         ATS or intends to register as a broker-dealer. If applicable, please amend your filing to disclose that the platform is not yet operational, disclose when you expect the platform to be operational, and describe alternative procedures, if any, for investing in your offering.
7. With a view toward disclosure, please tell us what information will be made available on your website, Issuance Inc., and your online investment platform, or otherwise.
Use of Proceeds, page 22

8. We note that you will incur a $15 million annual license fee for use of a structural building system. Please explain why this fee, which appears to be fixed, is decreased if only 25-50% of the maximum shares being offered are sold. Description of Business
License Agreement, page 24

9. With respect to your patents, licensed patents and patent applications, please describe their duration and effect, type of patent protection, expiration dates and expected expiration dates, and the identification where they are granted or pending.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
26

10. Please revise to provide further detail regarding your plan of operation for the 12 months following the commencement of the offering, including a statement indicating whether the proceeds from the offering will satisfy your cash requirements or whether you
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FirstName  LastNameScott Long
NileBuilt Corp. / WY
Comapany
July       NameNileBuilt Corp. / WY
     24, 2023
July 24,
Page  3 2023 Page 3
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         anticipate needing to raise additional funds in the next six months to implement the plan of operations. Refer to Item 9(c) of Part II of Form 1-A.

Directors, Executive Officers, and Significant Employees, page 27

11. Please reconcile the information available on your website about each of your executive officers with the information in the offering circular.
Note 8. Subsequent Events, page F-15

12. Please discuss the issuance of 103,722 shares to investors in your subsequent event note, or tell us why you believe this transaction is not material for disclosure in the notes to financial statements.
Exhibits

13. On page 6, you state that the exclusive forum provision contained in the Subscription
         Agreement does not apply to claims under Exchange Act. However, your agreement filed as Exhibit 4.1 does not include this limitation. Additionally, on page 8, you state that the waiver of jury trial provision contained in the Subscription Agreement does not apply to claims under the federal securities laws. If the exclusive forum and jury trial provisions do not apply to claims under the Securities Act and/or Exchange Act, please ensure that the governing document states this clearly or tell us how you will inform investors in future filings that the provisions do not apply to any actions arising under the Securities
         Act and/or Exchange Act.

14.      We note that you have omitted confidential information from Exhibit
6.1. Please file a
         request for confidential treatment of that information. Refer to CF Disclosure Guidance
         Topic No. 7.
15. Please refile your exhibits in the proper text-searchable format. Please refer to Item 301 of
         Regulation S-T.
General

16. As you do not appear to have identified any specific assets to be purchased with the proceeds, your offering may constitute a blind-pool offering. Please provide us with your analysis regarding the applicability of Industry Guide 5 to your offering. Please refer to
         Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure
         Interpretation 128.06 and Item 7(c) of Part II of Form 1-A.
17. We note that you intend to operate your business in a manner that will permit you to maintain an exemption from registration under the Investment Company Act of 1940, as amended. Please be advised that you are responsible for analyzing how your investments, investment strategy and business model will support that exemption. The staff has not
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NileBuilt Corp. / WY
July 24, 2023
Page 4
       reviewed and does not necessarily concur with disclosure with respect to the availability of that exemption.
18. Your Form 1-A appears to cover securities offered, as well as the same offerees, involved in other offerings being conducted concurrently or around the same time. Please provide a detailed legal analysis as to why you believe these efforts are not part of one integrated offering and address Rule 152 in your response.
        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

       You may contact Kristina Marrone at 202-551-3429 or Howard Efron at 202-551-3439 if
you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                             Sincerely,
FirstName LastNameScott Long
                                                             Division of
Corporation Finance
Comapany NameNileBuilt Corp. / WY
                                                             Office of Real
Estate & Construction
July 24, 2023 Page 4
cc:       Arden Anderson, Esq.
FirstName LastName